Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8, of our reports dated February 28, 2007, relating to the financial statements of American Tower Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standard Board (FASB) No. 123(R) “Share-Based Payment,” effective January 1, 2006 and in 2005 of FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations-an interpretation of FASB Statement No. 143,” effective December 31, 2005) and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of American Tower Corporation for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

August 20, 2007